EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Year Ended December 31,
	2000		2001	2002	2003	2004
FIXED CHARGES
Interest on Long-term Debt		$608	$599	$642	$735	$673
Interest on Short-term Debt		258	143	62	23	17
Miscellaneous Interest Charges		161	133	103	80	113
Estimated Interest Element in Lease Rentals		241	242	255	232	215
Preferred Stock Dividends		32	15	18	15	9
Total Fixed Charges		$1,300	$1,132	$1,080	$1,085	$1,027

EARNINGS
Income Before Income Taxes		$779	$1,513	$800	$880	$1,699
Plus Fixed Charges (as above)		1,300	1,132	1,080	1,085	1,027
Less Undistributed Earnings in Equity Investments		46	28	12	10	18
Total Earnings	$$	2,033	$2,617	$1,868	$1,955	$2,708

Ratio of Earnings to Fixed Charges		1.56	2.31	1.72	1.80	2.63